EDGAR Submission Header Summary	
Submission Form Type	6-K
XBRL	Non-XBRL Submission
Period of Report	11-28-2023
Filer	AngloGold Ashanti PLC
CIK	0001973832
CCC	xxxxxxxx
Exchanges	NYSE
Co-Registrants	
Submission Contact	EDGAR Supervisor
Contact Phone Number	212-474-3100

Notification Emails	
Emails	dpsedgar@cravath.com

Documents	
6-K	form6-k.htm
Description	Report of Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41815

AngloGold Ashanti plc

(Translation of registrant's name into English)

4th Floor, Communications House
South Street
Staines-Upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: **AngloGold Ashanti Investor Presentation (November 2023)**

ANGLOGOLDASHANTI

INVESTOR PRESENTATION

NOVEMBER 2023



Silicon, USA

DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; *provided* that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti Limited's annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission ("SEC") and AngloGold Ashanti's registration statement on Form F-4 initially filed with the SEC on 23 June 2023. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

AngloGoldAshanti

LICENCE TO OPERATE

LICENSE TO OPERATE: WORKING TOWARD ZERO HARM

Safety
We put safety first, before anything else

Total Recordable Injury Frequency Rate*
injuries per million hours worked


5
4
3
2
1
0
-74%
ICMM
2022 member companies' avg. 2.66
1.16
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
9M YTD 2023

*Total Recordable Injury Frequency Rate ("TRIFR"), previously known as the All-Injury Frequency Rate ("AIFR"), the broadest measure of workplace safety, measures workplace safety in terms of the total number of recordable injuries and fatalities that occur per million hours worked (by employees and contractors)

ANGLOGOLDASHANTI

LICENSE TO OPERATE: CLEAR EMISSIONS REDUCTION TARGETS

Our commitment

- **A 30% reduction** in greenhouse gas (GHG) emissions* from energy use by 2030**
- **Net zero Scope 1 and 2 GHG emissions by 2050** using renewable-energy technology
- **Collaboration** with targeted suppliers to reduce material **Scope 3 GHG emissions**

*Emissions from the consumption of fossil fuel-based energy is the material source of GHG emissions for the AngloGold Ashanti Group
** 2021 baseline: Combined Scope 1 & Scope 2

Using 2021 GHG emissions as our baseline:

1.4 Mt CO_2e

Targeting a

30%

absolute reduction by 2030 requires a

46%

reduction from our forecast emissions levels

AngloGoldAshanti

CLOSING THE VALUE GAP


CLOSING THE VALUE GAP BETWEEN OUR SIZE AND RATING
STRONG INDUSTRY POSITION
Zero fatalities in the first nine months of 2023; lowest industry injury rates1
Proven ability to replenish mineral inventory
Improving grade profile
FOCUS ON IMPROVED OUTCOMES
Deliver what we promise – guidance achieved 2022, on track 2023
Taking clear steps to improve portfolio
Full Asset Potential underway to close cost gap
Cash conversion improving
COMMITTED TO SUPERIOR RETURNS
Primary listing on NYSE, HQ to Denver
Clear Capital Allocation framework
Executing on low risk, low-cost growth options
FY23 / 24E Production (Koz)
Newmont
Barrick
Agnico-Eagle
Polyus
AngloGold Ashanti
Gold Fields
Kinross
Northern Star
- 2,000 4,000 6,000 8,000 10,000
Market Capitalisation ($m)
Newmont
Barrick
Agnico-Eagle
Polyus
Gold Fields
Northern Star
AngloGold
Kinross
- 10,000 20,000 30,000 40,000 50,000
North American EV/EBITDA Premium2
Current
1-year avg
3-year avg
5-year avg
10-year avg
0% 10% 20% 30% 40% 50% 60%
Company reports, Newmont production estimates on pro-forma basis following Newcrest acquisition
1 TRIFR of 1.16 per million hours worked at 30 September 2023
2 Premium over South Africa primary listed gold producers; North American companies include: Newmont, Barrick, Agnico Eagle and Kinross, FactSet 20 November 2023
7
ANGLOGOLDASHANTI

CLOSING THE VALUE GAP: TAKING CLEAR STEPS TO UNLOCK VALUE


2022
2023
CORPORATE
ESG
CAPITAL
OPERATIONS
GROWTH
Full Asset Potential programme starts
New Operating Model complete
A2X Listing
Dividend ca.$120m
Climate (GHG) targets set
Dividend ca.$76m
Obuasi restart
Kibali legacy cash cleared
Obuasi Phase 2 complete; annual guidance achieved
Corvus Gold acquisition
Maiden Nevada Silicon Mineral Resource (3.4Moz)
Coeur Sterling acquisition
CFO joins; Leadership in place
New Values launched
Corporate restructuring
NYSE Primary listing approved
Safety Record TRIFR -31%
Tropicana Renewable Energy Project
Dividend ca.$17m
Group Mine Life extended to ca.11 years
Proposed Iduapriem -Tarkwa JV announced
CdS C&M Gramalote sale
Nevada Mineral Resource update (8.4Moz)
Merlin Exploration target 6.0 – 8.0Moz

ANGLOGOLDASHANTI

CLOSING THE VALUE GAP: DEVELOPING A CLEAR VIEW OF A COMPETITIVE BUSINESS


United States of America
North Bullfrog
Silicon
Merlin
Mother Lode
Sterling
NEVADA TIER 1 PROJECT
8.4Moz Mineral Resource
6Moz – 8Moz Exploration target at Merlin
Colombia
Quebradona
Brazil
Serra Grande
AGA Mineração
- Cuiabá
- Córrego do Sítio (C&M)
Argentina
Cerro Vanguardia (92.5%)
Guinea
Siguiri (85%)
Ghana
Iduapriem
Obuasi
DRC
Kibali (45%)
Tanzania
Geita
Australia
Sunrise Dam
Tropicana (70%)
TIER 1 OPERATING ASSETS
5
assets account for ca.60% of group gold production1; ca.75% of Mineral Reserve and ca.80% of adjusted EBITDA1
TIER 1 PROJECT PIPELINE
2
advancing projects in US and Colombia, forecast to add lower cost and higher margin ounces to the portfolio

Tier 1 Assets

Geita ● Obuasi ● Kibali ● Iduapriem ● Tropicana

Gold[1]	TCC[2]	AISC[2]	Mineral Resource[3]	Mineral Reserve[3]
1,696koz	$1,044/oz	$1,334/oz	53Moz	20Moz

Longer life, lower cost, scale and/or potential to lift production; >ca.60% of gold production, >ca.80% of earnings

Tier 2 Assets

Sunrise Dam ● Siguiri ● Cerro Vanguardia ● Cuiabá

Gold[1]	TCC[2]	AISC[2]	Mineral Resource[3]	Mineral Reserve[3]
890koz	$1,293/oz	$1,714/oz	23Moz	6Moz

Steady performers, reliable cash generators; shorter life, FP focus - opportunities to improve cost competitiveness

Other

Córrego do Sítio[4] ● Serra Grande

Gold[1]	TCC[2]	AISC[2]	Mineral Resource[3]	Mineral Reserve[3]
158koz	$1,913/oz	$2,672/oz	8Moz	1Moz

Mature, high cost, mine-specific challenges, flexibility constraints; require decision on future course

AISC - World Gold Council guidance

[1] Last twelve months (July 2022 – June 2023) data
[2] Data at H1 2023
[3] FY2022 – excludes Quebradona, Gramalote and Nevada
[4] Córrego do Sítio was placed on care and maintenance in August 2023

ANGLOGOLDASHANTI


AngloGoldAshanti
GROWTH

GROWTH: TARKWA/IDUAPRIEM JV POTENTIALLY CREATING AFRICA'S LARGEST GOLD MINE

PROPOSED COMBINATION OF TWO PARTS OF THE SAME WORLD-CLASS ORE BODY


Kottraverchi
Ajopa
Akontansi
Processing 14Mtpa
Pepe
Kobada
Teberebie
Iduapriem
Tarkwa
Block 7/8
Block 3-5
Processing 5.4Mtpa
Approximate lease

Estimated average annual production ~900koz first five years[1]	Estimated life of mine at least 18 years

World Class Tier 1 Asset Expectations:

- Leverage Tarkwa processing efficiency to unlock higher gold grades at Iduapriem
- Maximise production across both processing plants
- Committed partners - long history in Ghana working to operate a world-class gold mine
- Ability to realise organic growth opportunities

- *The combination is expected to provide the ability to optimise mining and infrastructure across the combined footprint, allowing significant flexibility in mine planning and scale*

[1] Average annual production ~600koz over the estimated life of operation (100% basis)

ANGLOGOLDASHANTI

THE LARGEST RECENT DISCOVERY IN THE US IS GROWING, WITH HIGH GRADES IDENTIFIED

- Large, growing discovery in world's top gold district - Mineral Resource **8.4Moz already declared**
- North Bullfrog Project tracking permit schedule; first production anticipated in 2025
- **Expanded Silicon Project** (Silicon + Merlin deposits) emerging as focal point of the district:
  - Silicon **4.22Moz Mineral Resource** + Merlin **ca.6Moz – ca.8Moz** exploration target
  - First-time Mineral Resource at Merlin on track for expected declaration in **early 2024**
  - **Higher grade** domains discovered at Merlin will warrant large-scale milling
  - Conceptual Study anticipated to wrap up in December 2023; PFS expected to start immediately afterwards
- **Drilling indicates Merlin's true tier 1 potential - studies to be accelerated to analyse:**
  - Open Pit and Underground approaches for Merlin
  - Project staging options for potentially faster start-up
  - Drilling to bring components of the first-time Mineral Resource at Merlin to Indicated



BEATTY DISTRICT EMERGING AS POTENTIALLY THE LARGEST NEW GOLD DISCOVERY IN THE US


N
North Bullfrog
North Bullfrog
1.54Moz
Mineral Resource
(155.6Mt @ 0.31g/t)
Silicon
4.22Moz
Mineral Resource
(157.6Mt @ 0.83g/t)
Merlin
Exploration Target
ca.6.0 – ca.8.0Moz
(230 - 250Mt
@ 0.8 - 1.0g/t)
Silicon
Merlin
Mother Lode
Secret Pass
Crown
Daisy
SNA
Beatty
District
Mother Lode
1.73Moz
Mineral Resource
(70.1Mt @ 0.77g/t)
Sterling
Sterling & Crown
0.91Moz
Mineral Resource
(33.4Mt @ 0.85g/t)
Legend
Project area with Declared Resource
Project area
Historic Producing Mine
AGA Claims
0 3 6 12 Kilometers

A detailed breakdown of our Mineral Resource and Mineral Reserve and backup detail is available on the AngloGold Ashanti website and www.reports.anglogoldashanti.com. Further detail on the exploration target and exploration results reported is available in the Merlin Exploration Target H1 2023 report on the AngloGold Ashanti website.

ANGLOGOLDASHANTI

GROWTH: EXPANDED SILICON GEOLOGY, MERLIN DEPOSIT

Exploration Target (H1 2023)

As at 30 June 2023	Category	Tonnes million	Grade g/t	Contained gold Moz
Merlin Open pit	Exploration Target	230 — 250	0.8 — 1.0	6.0 — 8.0

Note: *The ranges of tonnage and grade of the exploration target are conceptual in nature and could change as the proposed exploration activities are completed*

- >200 AGA, 51 Corvus (Lynnda Strip) and 118 Coeur (C-Horst) drill holes
- Infill, metallurgy, hydrology, extension programs
- Growth potential to the Northwest


Silicon
Pit Shell
Merlin
Section Line
A
A'
Plan View with Hole Locations
Kilometers
MDT-0029
236m @ 1.3g/t Au
MD-0012
52m @ 0.47g/t Au
18.7m @ 0.26g/t Au
MDT-0007
29m @ 0.72g/t Au
Oxidized
Unoxidized
Lynnda Vn Flt
MD-0001
224m @
1.14g/t Au
MRC-0001
132.6m @ 1.93g/t Au
129.5m @ 1.94g/t Au
MER-23-0112-RD
ML21-203
Bare Mountains Flt Corridor
Jafar Flt
Gandalf Flt
Merlin Flt
A
400m
A'

ANGLOGOLDASHANTI

GROWTH: EXPANDED SILICON PROJECT LAYOUT


OPEN PIT
OPEN PIT
GREENLINK ALIGNMENT
HAUL ROAD (TYPICAL)
PRIMARY CRUSHING PHASE 1 & 2 MAX EL. +1,255m (+4,117')
WASTE DUMP MAX. EL. +1430m (+4,692')
PROPOSED 138kV POWERLINE & FLUORSPAR CANYON ACCESS ROAD
DoD RESTRICTED AIR SPACE BOUNDARY (RESTRICTED THIS SIDE)
ADMINISTRATION, TRUCK SHOP MAINTENANCE/WASH, READYLINE, REFUELING AREA, WAREHOUSE & YARDS MAX. EL. +1240m (+4068')
MILL & ADR AREA MAX EL. +1,225m (+4,019')
138kV SUBSTATION (MAX EL. +1,230m (+4,035')
FIRE/WATER TANK MAX. EL. +1,230m (+4,035')
HEAP FINE CRUSHING AREA & GRAVEL CIRCUIT MAX EL. +1,240m (+4,068')
FUTURE
DRY TAILS
LEACH PAD
STORMWATER DIVERSION CHANNEL
CIC & PONDS MAX. EL. +1,150m (+3,773')
PROPOSED PROJECT LAYOUT

Conceptual Mining

- 2 pits, 2 overburden storage areas

Conceptual Processing

- Gravity CIL milling facility
- 3-stage crushed leach facility
- ROM leach extension
- Combined ADR Facility

Conceptual Support Infrastructure

- Pit dewatering system
- Fresh water supply system (incl. pipeline & pump stations)
- Electrical energy supply system
- Access, and Haul Roads and Road upgrades
- Mine and Process maintenance facilities
- Administration and Technical Services Building


GROWTH: SECTOR-LEADING ORGANIC MINERAL RESERVE ADDITIONS AND GROWTH
EXPLORATION SUCCESS DRIVES 26% INCREASE IN MINERAL RESERVE SINCE 2017 – 24.5Moz at a cost of $67/oz
Moz
35
30
25
20
15
10
5
0
+26% growth
24.2
25.6
26.8
29.7
29.8
30.4
4.4
4.2
3.7
6.0
2.7
3.5
24.5
2017
2018
2019
2020
2021
2022
Total
Mineral Reserve Additions*
Published Mineral Reserve**
*pre-depletion
**restated to exclude South Africa and Mali
16
ANGLOGOLDASHANTI

BALANCE SHEET: LOW GEARING, STRONG LIQUIDITY, NO NEAR-TERM MATURITIES

Long-term balance sheet improvement achieved through disciplined capital allocation – without equity issuance

GEARING*	NET DEBT**	LIQUIDITY
0.74x	ca.$1.2bn	ca.$2.3bn

Post the Corporate Restructure – leverage is expected to remain close to the 1.0x target through the cycle

*Adjusted Net Debt/Adjusted EBITDA at 30 June 2023
**Adjusted Net Debt at 30 June 2023



ANGLOGOLDASHANTI
OBUASI

OBUASI: SAFELY RAMPING UP TO BE OUR NEXT TIER ONE GOLD MINE

- Large high-grade orebody in one of Africa's top mining jurisdictions
  - ca.9g/t average grade
  - ca.25Moz Mineral Resource
  - ca.8Moz Mineral Reserve
- Ramping up to a highly efficient, long-life mechanized mine
  - >20-year life
  - >400Koz/year
  - *Production estimated at:*
    - ca.*250Koz in 2023*
    - ca.*300Koz in 2024*
- *Strong license to operate*
  - *98% Ghanaian workforce; >70% from Obuasi*
  - *>70% project capital expenditure spent locally*
  - *World class hospital and schools*
  - *Successful malaria control programme covering >1m people in 16 districts*



ANGLOGOLDASHANTI

OBUASI: A LONG-LIFE, HIGH-GRADE MINE WITH WORLD-CLASS INFRASTRUCTURE

Improved flexibility through successful debottlenecking of Obuasi Development Decline…


KRS
BSVS
KVMS
KMS
Adansi
ca.8km strike
2,600
3,200
4,100
5,000
Sansu
0.5Moz @ 7.30g/t
Block 1
0.45Moz @ 7.02g/t
Block 2
0.62Moz @ 8.32g/t
Cote d'Or
5.96Moz @ 8.58g/t
Adansi
0.44Moz @ 19.70g/t
Block 8
1.82Moz @ 7.47g/t
Obuasi Development Decline (ODD)
Block 10
2.07 Moz @ 8.35g/t
Block 14*
1.01Moz @ 7.70g/t
Block 11
1.78Moz @ 17.14g/t

…and continued progress of refurbishment of the KMS Shaft to access high-grade Block 11.

Block positions are approximate and for illustrative purposes only

ANGLOGOLDASHANTI

OBUASI: UNDERHAND DRIFT AND FILL TO COMPLEMENT SUB LEVEL OPEN STOPING

We anticipate the first full UHDF* production area to be in Block 8 Lower….

- Poor ground conditions associated with weak graphite shears in very high-grade zones have caused:
  - delayed stope turnover
  - increased dilution/overbreak
  - ore loss due to lower ore recovery in high grade stopes
- *UHDF to* ***complement*** *Sub-level Open Stoping (SLOS)* in deeper, high grade, narrow ore zones to better manage geotechnical risk.
- *Trial underway in Block 8 to:*
  - Refine the process and understand constraints
  - Define costs and productivities


Sansu
Trial area
BL8
BL1
BL 2
BL10
BL11
Mineral Reserve
Non-Mineral Reserve

- In-house and contractor experience with UHDF mining
- Sufficient, existing paste-fill capacity – ca.2,000m^3/day

… and to integrate the method into the mine plan to target deeper ore bodies in Block 10 Lower and Block 11.

**Underhand Drift and Fill (UHDF) is also referred to as Underhand Cut and Fill.*

ANGLOGOLDASHANTI

OBUASI: UHDF IN HIGH GRADE ORE BODIES WITH POOR GROUND CONDITIONS

- Highly selective mining method with high mining recovery **(ca.100% UHDF vs 80% SLOS)** lower dilution **(ca.5% vs ca.20% for SLOS)**
- Efficient extraction ratio of close to 100% with UHDF; SLOS requires stability pillars to be left behind sterilizing ca.15% of ore body
- Top-down mining method undertaken by lateral development as opposed to vertical open stoping currently used; stope development backfilled with engineered paste fill improves ground stability and safety
- Similar development from decline as used for SLOS employed elsewhere in the mine


Main lateral
Access ramp
Mined and backfilled
Slot
Stope
30 Vein
Ore pass

Desktop studies show an expected 30% increase in mined grade through the use of UHDF, which is anticipated to more than offset a ca.20% increase in mining costs per tonne due to the use of this method; consequently, these studies show that the use of UHDF in high grade areas is expected to result in a ca.5% improvement in costs per ounce versus SLOS.


Fill
Gap
Vein
Vein
Active stope level
Mining direction
Fill wall

Graphic source: Cemented Paste Backfill Geomechanics at the Lucky Friday Mine
UHDF = Underhand Drift & Fill. SLOS = Sub-level Open Stoping

ANGLOGOLDASHANTI

OBUASI: WIDER REAMING FOR MORE EFFICIENT SET-UP OF CONVENTIONAL SLOS STOPES

A near-term solution is to drill larger raise holes…

- Majority of mining will continue with SLOS
- UHDF for high grade areas with poor ground conditions
- In SLOS areas, V30 reamer will drill 3X wider raise holes within the slot to limit blast damage and improve overall ore extraction
- Key focus is to improve stoping performance:
  - Move slot raise into more stable hanging wall
  - Wider reaming means less initial blasting required
- Already showing benefits
  - During October and November 2023, tonnages have improved by ca.30% relative to Q3 2023


ITH V30 drill bit


Larger raise hole


Top level
Top level
V30 hole with ITH
Bottom level
Bottom level
Long hole slot rises
252mm ø
V30 raise hole
760mm ø

…to successfully open stopes.

UHDF = Underhand Drift & Fill.
SLOS = Sub-level Open Stoping.

AngloGoldAshanti

OBUASI: UHDF ANIMATION



UHDF = Underhand Drift & Fill.
SLOS = Sub-level Open Stoping.

ANGLOGOLDASHANTI


ANGLOGOLDASHANTI
CONCLUSION

DECISIVE STEPS TAKEN TO STRENGTHEN OUR INVESTMENT CASE

STRONG INDUSTRY POSITION

- TRIFR 1.16 (9M YTD 2023) vs ICMM 2.66 (2022)
- Mineral Reserve growth ~26% over six years
- Recovered grades improved ~50% over four years
- Decarbonisation strategy initiated; projects commenced

FOCUS ON IMPROVED OUTCOMES

- On track to achieve 2023 guidance
- Obuasi ramping-up; Geita LOM up from 2 to 7 years; proposed Iduapriem-Tarkwa JV; CdS placed on C&M
- Full Potential: Sunrise Dam ore tonnes +10% y-on-y in H1 2023
- Completed sale of 50% stake in Gramalote to B2Gold

COMMITTED TO SUPERIOR RETURNS

- Pursuing re-rating through improved fundamentals
- Primary listing in largest capital markets
- Low leverage, dividends 20% of FCF pre-growth capex
- Significant growth expected in Nevada projects

AISC trend vs. Comp group (Index Q1 2021 = 100) – cost increases below industry peers


160
150
140
130
120
110
100
90
80
AngloGold Ashanti
Comp group range
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023

Company reports, Comp group: Barrick, Newmont

ANGLOGOLDASHANTI

Filer: AngloGold Ashanti PLC
Document Type: 6-K
Cravath, Swaine & Moore LLP

Form Type: 6-K
Document Name: form6-k.htm
Description: Report of Foreign Private Issuer

Job Number: 021693

Ver: 11-28-2023

Page: 28 of 32
Printed: 11/28/2023 15:17:43
Created using Broadridge PROfile

012560-00002



Filer: AngloGold Ashanti PLC
Document Type: 6-K
Cravath, Swaine & Moore LLP

Form Type: 6-K
Document Name: form6-k.htm
Description: Report of Foreign Private Issuer

Job Number: 021693

Ver: 11-28-2023

Page: 28 of 32
Printed: 11/28/2023 15:17:43
Created using Broadridge PROfile

012560-00002

APPENDICES: NON-GAAP DISCLOSURE - RECONCILIATIONS

H Adjusted net debt [1]

US Dollar million	As at Jun 2023 Unaudited	As at Jun 2022 Unaudited	As at Dec 2022 Unaudited
Borrowings - non-current portion	**1,896**	1,953	1,965
Lease liabilities - non-current portion	**106**	138	102
Borrowings - current portion	**17**	52	18
Lease liabilities - current portion	**72**	76	84
Total borrowings	**2,091**	2,219	2,169
Less cash and cash equivalents, net of bank overdraft	**(717)**	(1,266)	(1,106)
Net debt	**1,374**	953	1,063
Adjustments:			
IFRS16 lease adjustments	**(153)**	(183)	(158)
Unamortised portion of borrowing costs	**32**	36	33
Cash restricted for use	**(59)**	(66)	(60)
Adjusted net debt	**1,194**	740	878
Adjusted net debt to Adjusted EBITDA	**0.74:1**	0.41:1	0.49:1

[1] Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.

D Adjusted EBITDA [2]

US Dollar million	Six months ended Jun 2023 Unaudited	Six months ended Jun 2022 Unaudited	Year ended Dec 2022 Unaudited
Profit before taxation	**77**	407	489
Add back:			
Finance costs and unwinding of obligations (note 5)	**75**	65	149
Interest income	**(57)**	(31)	(81)
Amortisation of tangible, right of use and intangible assets (note 3)	**300**	284	633
Other amortisation	**(7)**	—	(3)
Associates and joint ventures' adjustments for amortisation, interest, taxation and other	**81**	80	165
EBITDA	**469**	805	1,352
Adjustments:			
Foreign exchange and fair value adjustments	**75**	53	128
Impairment and derecognition of assets	**130**	1	308
Care and maintenance	**2**	—	—
Retrenchment and related costs	**2**	4	6
(Profit) loss on disposal of assets	**(4)**	1	(4)
Unrealised non-hedge derivative loss	**(2)**	—	6
Realised loss on other commodity contracts	**5**	—	—
Joint ventures' share of costs	**1**	—	1
Adjusted EBITDA	**678**	864	1,797

[2] EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.

APPENDICES: NON-GAAP DISCLOSURE - RECONCILIATIONS

For the six months ended 30 June 2023

Corporate and other

(in $ millions, except as otherwise noted)

	Geita	Obuasi	Iduapriem	Tropicana	Sub-total	Kibali JV	Tier 1	Sunrise Dam	Siguiri	Cerro Vanguardia	Cuiabá (5)	Tier 2	Serra Grande	CdS (5)	Other	Corporate (4)	Africa other	Australia other	Americas other	Corporate and other	PROJECTS	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs																							
Cost of sales per segmental information	293	157	195	202	847	181	1,028	196	234	151	146	727	80	76	156	1	-	16	2	19	-	181	1,749
By-product revenue	(1)	-	-	(1)	(2)	-	(2)	(1)	(1)	(37)	(1)	(40)	-	-	-	-	-	-	-	-	-	-	(42)
Cost of sales	292	157	195	201	845	181	1,026	195	233	114	145	687	80	76	156	1	-	16	2	19	-	181	1,707
Realised other commodity contracts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5	-	-	-	5	-	-	5
Amortisation of tangible, intangible and right of use assets	(41)	(30)	(66)	(40)	(177)	(45)	(222)	(25)	(15)	(19)	(37)	(96)	(19)	(5)	(24)	(2)	-	(1)	-	(3)	-	(45)	(300)
Adjusted for decommissioning and inventory amortisation	-	-	-	-	-	-	-	-	-	-	7	7	-	-	-	-	-	-	-	-	-	-	7
Corporate administration, marketing and related expenses	-	1	(1)	-	-	-	-	-	-	-	-	-	-	-	-	44	-	-	-	44	-	-	44
Lease payment sustaining	12	(1)	2	5	18	(1)	17	6	1	-	13	20	3	5	8	-	-	1	-	1	-	(1)	47
Sustaining exploration and study costs	5	-	-	-	5	-	5	2	3	4	-	9	-	-	-	-	-	-	-	-	1	-	15
Total sustaining capital expenditure	57	47	43	21	168	28	196	22	11	33	59	125	27	15	42	-	-	-	-	-	-	28	335
All-in sustaining costs	325	174	173	187	859	163	1,022	200	233	132	187	752	91	91	182	48	-	16	2	66	1	163	1,860
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	(35)	(10)	-	(45)	-	-	-	-	-	-	-	-	-	-	(45)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	**325**	**174**	**173**	**187**	**859**	**163**	**1,022**	**200**	**198**	**122**	**187**	**707**	**91**	**91**	**182**	**48**	**-**	**16**	**2**	**66**	**1**	**163**	**1,815**
All-in sustaining costs	325	174	173	187	859	163	1,022	200	233	132	187	752	91	91	182	48	-	16	2	66	1	163	1,860
Non-sustaining project capital expenditure	19	28	27	30	104	16	120	-	4	-	-	4	-	-	-	-	-	-	-	-	10	16	118
Non-sustaining lease payments	1	-	-	-	1	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1
Non-sustaining exploration and study costs	4	-	1	3	8	-	8	1	3	4	2	10	1	-	1	-	-	9	-	9	70	-	98
Care and maintenance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	-	2
Closure and social responsibility costs not related to current operations	-	-	-	-	-	2	2	-	-	-	45	45	5	4	9	3	-	-	-	3	-	2	57
Other provisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	16	-	-	-	16	-	-	16
All-in costs	**349**	**202**	**201**	**220**	**972**	**181**	**1,153**	**201**	**240**	**136**	**234**	**811**	**97**	**95**	**192**	**67**	**-**	**25**	**2**	**94**	**83**	**181**	**2,152**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	(36)	(10)	-	(46)	-	-	-	-	-	-	-	-	-	-	(46)
All-in costs adjusted for non-controlling interest and non-gold producing companies	**349**	**202**	**201**	**220**	**972**	**181**	**1,153**	**201**	**204**	**126**	**234**	**765**	**97**	**95**	**192**	**67**	**-**	**25**	**2**	**94**	**83**	**181**	**2,106**
Gold sold - oz (000)[2]	226	125	124	137	612	154	766	129	114	76	93	412	38	30	68	-	-	-	-	-	-	154	1,092
All-in sustaining cost per ounce - $/oz[3]	**1,436**	**1,392**	**1,396**	**1,363**	**1,404**	**1,060**	**1,334**	**1,541**	**1,747**	**1,607**	**2,001**	**1,714**	**2,432**	**3,031**	**2,672**	**-**	**-**	**-**	**-**	**-**	**-**	**1,060**	**1,661**
All-in cost per ounce - $/oz[3]	**1,544**	**1,613**	**1,618**	**1,608**	**1,588**	**1,174**	**1,505**	**1,553**	**1,798**	**1,649**	**2,469**	**1,857**	**2,587**	**3,160**	**2,824**	**-**	**-**	**-**	**-**	**-**	**-**	**1,180**	**1,927**

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, "all-in sustaining cost per ounce", "all-in cost per ounce" and "total cash costs per ounce" are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports "all-in sustaining cost per ounce" and "all-in cost per ounce" calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US Dollar amount and gold produced in ounces.
(4) Corporate includes non-gold producing subsidiaries.
(5) In Q3 2022, in line with AngloGold Ashanti's reinvestment strategy, strategic options were considered for the CdS mining complex that resulted in the disaggregation of the AngloGold Ashanti Mineração cash generating unit (CGU) into separate CdS and Cuiabá CGUs. As a result of the different strategic options for the two CGUs they have been classified in different Tiers. In Q3 2023, the CdS CGU was placed in care and maintenance.

APPENDICES: NON-GAAP DISCLOSURE - RECONCILIATIONS

For the six months ended 30 June 2023

Corporate and other
(in $ millions, except as otherwise noted)

	Geita	Obuasi	Iduapriem	Tropicana	Sub-total	Kibali JV	Tier 1	Sunrise Dam	Siguiri	Cerro Vanguardia	Cuiabá (5)	Tier 2	Serra Grande	CdS (5)	Other	Corporate (4)	Africa other	Australia other	Americas other	Corporate and other	JOINT VENTURES	SUBSIDIARIES
Total cash costs																						
Cost of sales per segmental information	293	157	195	202	847	181	1,028	196	234	151	146	727	80	76	156	1	-	16	2	19	181	1,749
- By-product revenue	(1)	-	-	(1)	(2)	-	(2)	(1)	(1)	(37)	(1)	(40)	-	-	-	-	-	-	-	-	-	(42)
- Inventory change	(10)	(5)	(9)	3	(21)	(1)	(22)	(5)	(8)	3	13	3	-	-	-	-	-	-	-	-	(1)	(18)
- Amortisation of tangible assets	(29)	(30)	(64)	(36)	(159)	(44)	(203)	(20)	(15)	(19)	(27)	(81)	(16)	(3)	(19)	(2)	-	-	-	(2)	(44)	(261)
- Amortisation of right of use assets	(12)	-	(2)	(4)	(18)	(1)	(19)	(5)	-	-	(10)	(15)	(3)	(2)	(5)	-	-	(1)	-	(1)	(1)	(39)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(1)	(3)	(1)	(1)	(6)	(2)	(8)	1	(2)	(2)	-	(3)	-	(3)	(3)	-	-	-	(1)	(1)	(2)	(13)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	(1)	(1)	(1)	-	(1)	-	-	-	-	-	-	(2)
Total cash costs net of by-product revenue	240	119	119	163	641	133	774	166	208	96	120	590	60	68	128	(1)	-	15	1	15	133	1,374
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	-	-	-	-	-	(31)	(7)	-	(38)	-	-	-	-	-	-	-	-	-	(38)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	240	119	119	163	641	133	774	166	177	89	120	552	60	68	128	(1)	-	15	1	15	133	1,336
Gold produced - oz (000) (2)	217	117	118	138	590	151	741	127	110	79	112	428	37	30	67	-	-	-	-	-	151	1,085
Total cash costs per ounce - $/oz (3)	1,107	1,020	1,004	1,182	1,086	880	1,044	1,304	1,621	1,128	1,077	1,293	1,620	2,278	1,913	-	-	-	-	-	880	1,232

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, "all-in sustaining cost per ounce", "all-in cost per ounce" and "total cash costs per ounce" are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports "all-in sustaining cost per ounce" and "all-in cost per ounce" calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US Dollar amount and gold produced in ounces.
(4) Corporate includes non-gold producing subsidiaries.
(5) In Q3 2022, in line with AngloGold Ashanti's reinvestment strategy, strategic options were considered for the CdS mining complex that resulted in the disaggregation of the AngloGold Ashanti Mineração cash generating unit (CGU) into separate CdS and Cuiabá CGUs. As a result of the different strategic options for the two CGUs they have been classified in different Tiers. In Q3 2023, the CdS CGU was placed in care and maintenance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2023

AngloGold Ashanti plc

By: /s/ HC Grantham
Name: HC Grantham
Title: Interim Company Secretary